THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLL□ JONATHAN M. GRISCHUK* HERBERT P. MOORE, JR.*	GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 _________ (609) 452-6000 Fax: (609) 452-0090	NEW YORK OFFICE 300 PARK AVENUE 17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC □ ADMITTED IN NY, DC AND CT ONLY

June 18, 2007

VIA EDGAR

Ms. Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Thomas Pharmaceuticals, Ltd. Registration Statement on Form SB-2 Filed April 13, 2007 File No. 333-142104

Dear Ms. Barros:

On behalf of Thomas Pharmaceuticals, Ltd. (“Thomas” or the “Company”), on June 18, 2007 we filed via Edgar Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”).

In order to facilitate your review, we have responded on a point-by-point basis, on behalf of the Company, to the comments set forth in your letter dated May 1, 2007 (the “Commission Letter”).  The numbered comments and responses below correspond with the numbered paragraphs in the Commission Letter.

Comment #1

General

1.
We note from the information on iVoice’s website that iVoice has a history of spin-offs and distributions and that Thomas Pharmaceuticals is one of many previously completed spin-offs. Please revise your prospectus to identify the five spin-offs iVoice has done in the past and disclose if iVoice is in the business of acquiring assets and/or businesses that they subsequently spin-off.  Please also explain to what extent these prior spin-offs have added value for the shareholders of iVoice and benefited the spun-off entities as planned. Please specifically discuss how and why you expect to generate value in this spin-off and also discuss the potential circumstances that might interfere with this plan.

Response to Comment #1

The prospectus has been revised to identify the four spin-offs iVoice has done in the past and to disclose that iVoice has acquired assets and/or businesses that they have subsequently spun-off.  The prospectus has also been revised to explain to what extent these prior spin-offs have added value for the shareholders of iVoice.  The prospectus also discloses how and why iVoice expects to generate value in the Thomas Pharmaceuticals spin-off and the potential circumstances that might interfere with this plan.

Comment #2

2.
You state throughout the prospectus that “Mr. Mahoney may be deemed to receive personal benefit as a result of the Distribution.” You have already disclosed certain conflicts of interest that Mr. Mahoney will have as a result of his status as a director of Thomas Pharmaceuticals, his controlling interest in iVoice and iVoice’s debt and equity interest in Thomas Pharmaceuticals. Please describe what additional “personal benefit” you refer to in this statement.

Response to Comment #2

The prospectus has been revised to delete the statement that “Mr. Mahoney may be deemed to receive personal benefit as a result of the Distribution.”  Mr. Mahoney’s potential conflicts of interest and controlling interest in iVoice are disclosed in the prospectus.

Comment #3

3.
Throughout the prospectus you refer to statements regarding securities “listed” on the OTCBB. The OTCBB is not an issuer listing service, but rather a quotation medium. Please remove any references to a “listing” as it relates to securities quoted on the OTCBB.

Response to Comment #3

The prospectus has been revised to delete any references to a “listing” as it relates to securities quoted on the OTCBB.

Comment #4

4.
On page 57 under “The Distribution” you state that every one share of iVoice outstanding on the record date will participate in the Distribution. On the prospectus cover page, however, you state that only non-affiliated shareholders will participate in the Distribution. Please revise your prospectus to clarify this inconsistency.

Response to Comment #4

The prospectus has been revised to clarify that shareholders of iVoice other than certain affiliates, namely Jerome Mahoney and his minor children, will participate in the Distribution.  The prospectus has been revised to clarify that Frank V. Esser, a director of both iVoice and Thomas Pharmaceuticals, and thus an affiliate, as a stockholder of iVoice will participate in the Distribution.

Comment #5

5.
Prior to requesting acceleration of effectiveness, please refer to Item 310(g) of Regulation S-B and consider the need to file amended registration statement on Form SB-2 that includes your most recent interim financial statements for the period ended March 31, 2007.  In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Response to Comment #5

The prospectus includes interim financial statements for the period ended March 31, 2007 and a signed consent from the independent accountants.

Comment #6

Cover Page

6.
Please delete the word “independent” in the second paragraph on the cover page. By virtue of iVoice’s ownership of the Series B convertible preferred stock of Thomas Pharmaceuticals and the common directors of iVoice and Thomas Pharmaceuticals, iVoice will likely continue to have significant control of the company. Therefore, Thomas Pharmaceuticals will not be entirely “independent.” The use of the term “independent” may give the reader the impression that iVoice will no longer have significant control over Thomas Pharmaceuticals.

Response to Comment #6

The prospectus has been revised to delete the word “independent” on the cover page and throughout the prospectus.

Comment #7

7.
Please revise the first sentence of the first paragraph of the prospectus cover page to state that all shareholders other than affiliates will receive one share for every share they hold of iVoice. Please also name the affiliates who will not be receiving shares. If the list is short these names should be provided on the cover page.

Response to Comment #7

The prospectus has been revised in the first sentence of the first paragraph of the prospectus cover page to state that all shareholders of iVoice other than certain affiliates will receive one share in the Distribution for every share they hold of iVoice.  Jerry R. Mahoney and his minor children are the affiliates who will not be receiving shares in the Distribution.  The prospectus has been revised to clarify that Frank V. Esser, a director of both, iVoice and Thomas Pharmaceuticals, and thus an affiliate, as a stockholder of iVoice will participate in the Distribution. This is disclosed on the cover page and throughout the prospectus.

Comment #8

8.
In the third paragraph of the prospectus cover page please revise your disclosure to balance the statement indicating that following the Distribution 100% of the outstanding Class A common stock of Thomas Pharmaceuticals will be held by non-affiliates. Your revised disclosure should clarify in the same paragraph that Mr. Mahoney through iVoice’s ownership of convertible preferred stock will be able to vote with Class A common stockholders and will exercise voting control over all matters presented to the Class A common stockholders.

Response to Comment #8

The prospectus cover page has been revised to balance the statement indicating that following the Distribution approximately 99% of the outstanding Class A common stock of Thomas Pharmaceuticals will be held by non-affiliates with the fact that iVoice will control 63% of Thomas Pharmaceuticals after the Distribution and that Mr. Mahoney is a controlling stockholder of iVoice.   The prospectus has been further revised to disclose that Frank Esser, a director of iVoice and Thomas Pharmaceuticals, and John Lucas, the Chief Executive Officer and a director of Thomas Pharmaceuticals, will together hold approximately 1% of Thomas Pharmaceuticals Class A Common Stock.

Comment #9

9.
In the first sentence, third paragraph of the prospectus cover page and elsewhere in the prospectus where applicable, please disclose both what affiliates and non-affiliates will receive in the spin-off. If affiliates receive no shares, please state that fact.

Response to Comment #9

The prospectus has been revised on the cover page and elsewhere in the prospectus where applicable, to disclose both what affiliates and non-affiliates will receive in the spin-off.

Comment #10

Prospectus Summary, page 2

10.
You state on page 2 that Thomas Pharmaceutical’s plan is to “potentially penetrate the over-the-counter non-prescription healthcare product market.” Please explain how this is feasible. The over-the-counter non-prescription healthcare product market is a large market and the company currently has only one product. If your plan is to penetrate this large market with only one or a few products, please clarify.

Response to Comment #10

The prospectus has been revised to delete this sentence.

Comment #11

11.
We note your description of the sale of certain patents by iVoice to Lamson Holdings LLC here and in the MD&A. Please expand your disclosure to explain the relevance of this transaction to the business of Thomas Pharmaceuticals. Please also explain the role of SpeechSwitch, Inc. in that transaction. If these transactions have no significance to the prospects of Thomas Pharmaceuticals, please consider removing the disclosure from the prospectus.

Response to Comment #11

The sale of certain patents by iVoice to Lamson Holdings LLC and the role of SpeechSwitch, Inc. in that transaction has been deleted from the prospectus.

Comment #12

12.	Please describe Mr. Mahoney’s controlling interest in iVoice, including his percentage ownership of iVoice.

Response to Comment #12

The prospectus has been revised throughout to describe Mr. Mahoney’s controlling interest in iVoice, including his percentage ownership of iVoice.

Comment #13

13.	In the last paragraph on page 2, please disclose the stated value of the Series B convertible preferred stock.

Response to Comment #13

The prospectus has been revised throughout to disclose the stated value of $1,000 per share of the Series B convertible preferred stock.

Comment #14

14.
Where you discuss the personal benefits and conflicts of interest of Mr. Mahoney in this section on page 3, please also clarify that one of the conflicts of interest concerns the conflict in allocating corporate opportunities to Thomas Pharmaceuticals and iVoice. Please also revise the disclosure to identify any other companies that are under common control and that could be allocated corporate opportunities that may come to the attention of management to the disadvantage of Thomas Pharmaceuticals.

Response to Comment #14

The prospectus has been revised to clarify that one of the conflicts of interest of Mr. Mahoney concerns the conflict in allocating corporate opportunities to Thomas Pharmaceuticals and iVoice.  The prospectus has also been revised to identify the other companies that are under common control of Mr. Mahoney and that could be allocated corporate opportunities that may come to the attention of Mr. Mahoney to the disadvantage of Thomas Pharmaceuticals.

Comment #15

15.
We note that the Class A common stock of Thomas Pharmaceuticals that could be acquired by iVoice and by BioBridge LLC total a significant percentage of the company, almost 84% of the company. Please revise the summary to describe the significant control that Mr. Mahoney will have over Thomas Pharmaceuticals going forward and to disclose the percentage ownership that could be acquired by iVoice and BioBridge LLC.

Response to Comment #15

The prospectus has been revised to describe the control that Mr. Mahoney will have over Thomas Pharmaceuticals going forward.  The prospectus has also been revised to disclose the percentage ownership that could be acquired by iVoice and BioBridge LLC.

Comment #16

16.
On page 7 you state that after the termination of the administrative services agreement, “there will be no business or operating relationship between iVoice and Thomas Pharmaceuticals.”  Please delete this statement. By virtue of its ownership of the Series B convertible preferred stock of Thomas Pharmaceuticals, iVoice will likely continue to have significant control over Thomas Pharmaceuticals. Also, the board of Thomas Pharmaceuticals will be controlled by directors of iVoice since two of the three directors of Thomas Pharmaceuticals will be iVoice directors.

Response to Comment #16

The prospectus has been revised to delete the statement that after the termination of the administrative services agreement, “there will be no business or operating relationship between iVoice and Thomas Pharmaceuticals.”

Comment #17

Summary Condensed Financial Information, page 9

17.
Please tell us and disclose why you have presented the information for the year ended December 31, 2005 on an “unaudited pro forma consolidated” basis with Thomas Pharmaceuticals NY. Refer to the applicable authoritative guidance that supports this presentation or revise accordingly.

Response to Comment #17

The prospectus has been revised to remove the reference to the pro forma information from this table.

Comment #18

Potential Dilution Due to Conversion at Below Market Prices, page 10

18.
Please expand your disclosure to illustrate the percentage dilution based on the number of shares of Thomas Pharmaceuticals that will be outstanding after the Distribution. You should describe iVoice’s percentage ownership based on the shares to be issued in the conversion and also describe the percentage dilution to the existing stockholders.

Response to Comment #18

The prospectus has been revised to illustrate the percentage dilution based on the number of shares of Thomas Pharmaceuticals that will be outstanding after the Distribution assuming a market price of $0.0125 and a conversion price of $0.01. The prospectus has further been revised to describe iVoice’s percentage ownership based on the shares to be issued in this conversion, as well as the percentage dilution to the existing stockholders.

Comment #19

19.
Please also expand this table to include the additional dilution that will occur from conversion of the $200,000 in principal of convertible debentures issued by Thomas Acquisition Corp. and the convertible debt issued to BioBridge LLC. This additional disclosure should provide the same information already included in the table and the additional information requested in response to the comment above as it relates to the convertible debentures issued by Thomas Acquisition Corp.

Response to Comment #19

The table includes the dilution that will occur from conversion of the $200,000 in principal of convertible debentures issued by Thomas Acquisition Corp. and the convertible debt issued to BioBridge LLC.

Comment #20

Risk Factors, page 11

General

20.
Please add a risk factor to discuss that your employment agreement with Mr. Mahoney may result in significant severance payments. We note that if Mr. Mahoney is terminated for cause, disability or retirement, he is entitled to a severance payment equal to five times his salary. If he is terminated for death, his estate is entitled to a severance payment equal to eight times his salary. If he is terminated as a result of a change of control or for good reason, he is entitled to a severance payment equal to 300% of five times his salary. In addition, please also address the fact that the two employment agreements require the company to pay salaries, to the amount of $l45,000 annually which is, in itself, a significant expense and use of funds for a company of these limited operations and resources.

Response to Comment #20

The prospectus has been revised to add a risk factor on page 22 which discusses that our employment agreement with Mr. Mahoney may result in significant severance payments and to address the fact that the two employment agreements require the Company to pay salaries, in the amount of $145,000 annually, which is a significant expense and use of funds for our Company.

Comment #21

Thomas Pharmaceuticals has had limited product sales, a history of operating losses and has been unprofitable since inception, page 11

21.	Please expand your disclosure to quantify any current expected expenditures that you have that are material, and please also quantify and describe your cash and capital needs for the future.

Response to Comment #21

The prospectus has been revised to quantify current expected expenditures that we have that are material, and to quantify and describe our cash and capital needs for the future.

Comment #22

Thomas Pharmaceuticals may have difficulty in expanding its retail…, page 12

22.	Please expand this risk factor to name any distributors whom you believe are key to your business. Please also disclose the number of retail distributors that you currently use.

Response to Comment #22

We do not currently have any distributors whom we believe are key to our business.  The distributors of the product continue to change.  No distributors are bound by any long-term sales or distribution agreements.  The prospectus has been revised to expand this risk factor to name the distributors who are currently distributing our product and to disclose the number of retail distributors that we currently use.

Comment #23

Thomas Pharmaceuticals has received a going concern opinion from its independent auditors that describes the uncertainty regarding its ability to continue as a going concern, page 13

23.	Please revise to discuss the consequences of your going concern qualification in terms of your ability to raise capital.

Response to Comment #23

The prospectus has been revised to discuss the consequences of our going concern qualification in terms of our ability to raise capital.

Comment #24

24.	Please expand your disclosure to quantify the amount of funds you expect you will need to support your business plan.

Response to Comment #24

The prospectus has been revised to quantify the amount of funds we expect we will need to support our business plan.

Comment #25

Thomas Pharmaceuticals’ future revenue and operating results are unpredictable and may fluctuate, which could cause Thomas Pharmaceuticals’ stock price to decline, page 13

25.	Please expand your disclosure to briefly describe the “changing nature” of the markets in which you compete.

Response to Comment #25

The prospectus has been revised to clarify that we operate in a competitive market rather than a changing market.

Comment #26

Thomas Pharmaceuticals has in the past and may in the future sell…, page 14

26.
Please expand this risk factor to quantify the dilutive impact on existing stockholders of the potential conversion of the debt and Series B convertible preferred stock held by iVoice and BioBridge into shares of Class A common stock. Please disclose the assumed conversion prices used to quantify the dilutive impact.

Response to Comment #26

The prospectus has been revised to expand this risk factor to quantify the dilutive impact on existing stockholders of the potential conversion of the debt and Series B convertible preferred stock held by iVoice and BioBridge into shares of Class A Common Stock.  It has further been revised to disclose the assumed conversion prices used to quantify the dilutive impact.

Comment #27

Thomas Pharmaceuticals may not be able to access sufficient funds when needed, page 15

27.	Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

Response to Comment #27

The prospectus has been revised to discuss the rate at which we are currently burning cash on a monthly basis.

Comment #28

28.	Please disclose when you expect you will need to seek additional financing, how much financing you expect you will need and for what period will that financing support your business.

Response to Comment #28

The prospectus has been revised disclose when we expect we will need to seek additional financing, how much financing we expect we will need and for what period that financing will support our business.

Comment #29

Thomas Pharmaceuticals’ obligations under the secured convertible debentures are secured…, page 16

29.
Please briefly describe the security arrangement for the notes issued by Thomas Acquisition Corp. Please describe why and under what terms the company agreed to secure the notes issued by Thomas Acquisition Corp.

Response to Comment #29

The prospectus has been revised to describe the security arrangement for the notes issued by Thomas Acquisition Corp., and why and under what terms Thomas Pharmaceuticals agreed to secure the notes issued by Thomas Acquisition Corp.

Comment #30

Members of Thomas Pharmaceuticals’ Board of Directors and management may have conflicts of interest…, page 16

30.
Please expand your disclosure in this risk factor to disclose iVoice’s percentage ownership of Thomas Pharmaceuticals assuming the conversion of the debentures and the Series B convertible preferred stock and disclose the assumed conversion price you used to calculate such percentage ownership.

Response to Comment #30

The prospectus has been revised to disclose in this risk factor iVoice’s percentage ownership of Thomas Pharmaceuticals assuming the conversion of the debentures and the Series B convertible preferred stock and disclose the assumed conversion price of $0.01 that we used to calculate such percentage ownership.

Comment #31

31.	Please also disclose the percentage of voting power that iVoice will have using the assumed conversion price of $.01 per share you have provided in this risk factor.

Response to Comment #31

The prospectus has been revised to disclose the percentage of voting power that iVoice will have using the assumed conversion price of $.01 per share that we have provided in this risk factor.

Comment #32

If Thomas Pharmaceuticals loses the services of any key personnel…, page 17

32.	Please name your key personnel and the positions they hold with the company.

Response to Comment #32

The prospectus has been revised to name John Lucas, our Chief Executive Officer, as our key personnel.

Comment #33

33.	Please also expand this risk factor to discuss the fact that you currently have only two employees, one full-time and one part-time.

Response to Comment #33

The prospectus has been revised to expand this risk factor to discuss the fact that we currently have only two employees, one full-time and one part-time.

Comment #34

34.	Please describe the term and termination provisions of your employment agreement with Mr. Lucas.

Response to Comment #34

The prospectus has been revised to describe the term and termination provisions of our employment agreement with Mr. Lucas.

Comment #35

Thomas Pharmaceuticals may fail to develop new products…, page 18

35.
Please clarify in this risk factor whether you have any new products in development or just intend to develop the future products identified in the business section. For any new products in development, briefly describe the new products and where you are in the development process.

Response to Comment #35

The prospectus has been revised to clarify in this risk factor that we do not currently have any new products in development and any future product development will be dependent on obtainment of financing.

Comment #36

Thomas Pharmaceuticals relies on strategic relationships…, page 19

36.
Please name your key retailers and disclose the percentage of your sales that they currently represent. If you do not have any key retailers, please disclose the number of retailers that you currently rely on.

Response to Comment #36

The prospectus has been revised to disclose our current retailers that are selling our product.  We do not have any key retailers since we do not have any long-term contracts with any retailers and the retailers selling our product change on a regular basis.  As we do not have any key retailers, we have disclosed the number of retailers that currently are distributing our product at this time.

Comment #37

Thomas Pharmaceuticals’ business depends upon third party manufacturers…, page 19

37.
Please expand this risk factor to discuss your dependence and the specific risks you face as a result of your dependence on each of Contract Pharmacal Corporation and Denison Pharmaceuticals, Inc. Please also briefly describe in this risk factor the materials that are manufactured and packaged for you by these third parties.

Response to Comment #37

The prospectus has been revised to discuss our dependence and the specific risks we face as a result of our dependence on each of Contract Pharmacal Corporation and Denison Pharmaceuticals, Inc.  The prospectus has further been revised to describe in this risk factor the materials that are manufactured and packaged for us by these third parties.

Comment #38

If Thomas Pharmaceuticals must restructure its operations…, page 19

38.
Please expand your disclosure to briefly describe the type of organizational changes and/or product and marketing strategy modifications you have undertaken in the past and how these have impacted your business.

Response to Comment #38

The prospectus has been revised to describe the type of organizational changes we have undertaken in the past and how these have impacted our business.

Comment #39

The business of Thomas Pharmaceuticals is subject to government regulation…, page 20

39.	Please expand this risk factor to briefly describe the government regulations that have a material impact on your business.

Response to Comment #39

The prospectus has been revised to briefly describe the government regulations that have a material impact on our business.

Comment #40

The products of Thomas Pharmaceuticals have limited trademark protection…, page 20

40.	Please expand this risk factor to identify the trademarks that are material to your business.

Response to Comment #40

The prospectus has been revised to identify the trademarks that are material to our business.

Comment #41

41.	In addition, we note that your business strategy is based on building a successful brand. Please discuss this part of your strategy in relation to the risks related to protecting your key trademarks.

Response to Comment #41

The prospectus has been revised to discuss this part of our strategy in relation to the risks related to protecting our key trademarks.

Comment #42

Thomas Pharmaceuticals is exposed to product liability claims…, page 21

42.	Please quantify your level of product liability insurance coverage and, if material, the cost to you of such coverage.

Response to Comment #42

The prospectus has been revised to quantify our level of product liability insurance coverage and the cost to us of such coverage.

Comment #43

There has not been any prior trading market for the Thomas Pharmaceuticals Class A Common Stock…, page 21

43.
We refer to your statement that “Until the shares of Thomas Pharmaceuticals Class A Common Stock are fully distributed. . . the prices at which the Thomas Pharmaceuticals Class A Common Stock trade may fluctuate significantly arid may be lower than the price that would be expected for a fully distributed issue.” Please expand your disclosure to describe what factors and circumstances will keep the distribution from being “fully distributed.”

Response to Comment #43

The prospectus has been revised to delete the statement that “Until the shares of Thomas Pharmaceuticals Class A Common Stock are fully distributed. . . the prices at which the Thomas Pharmaceuticals Class A Common Stock trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue.”  We believe this statement might be confusing.  We have revised the disclosure to describe that after the Distribution, “until an orderly market develops, the prices at which the Thomas Pharmaceuticals Class A Common Stock may fluctuate significantly.”

Comment #44

The Class A Common Stock of Thomas Pharmaceuticals is deemed to be “penny stock”…, page
22

44.	Please expand your disclosure to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

Response to Comment #44

The prospectus has been revised to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect Thomas Pharmaceuticals.

Comment #45

Management’s Discussion and Analysis or Plan of Operation, page 24

Overview, page 24

45.	You state that Thomas Pharmaceuticals NY was formed in 2004, but we note that you do not provide MD&A disclosure for Thomas Pharmaceuticals before the fiscal year 2006. Please explain why.

Response to Comment #45

The registrant, Thomas Pharmaceuticals NJ, is deemed to be the accounting acquirer in this transaction per FAS No. 141. All discussions in the MD&A refer to results of operations of the registrant, which has limited activity prior to the acquisition of Thomas Pharmaceuticals NY.

Comment #46

Liquidity and Capital Resources, page 27

46.
Please revise your disclosure to describe the time period for which your current resources are sufficient and to quantify the amount of additional financing the company currently expects it will need in the short and long-term. Please also quantify any specific material expenditures you expect to make in the near term. For example, on page 40 you state that you intend to hire additional marketing staff and full-time in-house sales management within the next 12 months. Please quantify the amount you expect to expend on this marketing plan.

Response to Comment #46

The prospectus has been revised to describe the time period for which our current resources are sufficient and to quantify the amount of additional financing the Company currently expects it will need in the short and long-term. The prospectus also quantifies specific material expenditures we expect to make in the near term, as well as the amount we expect to expend on this marketing plan.

Comment #47

47.	To the extent you have not already done so, please disclose the amount of interest and maturity date for each of the debentures.

Response to Comment #47

The prospectus has been revised to disclose the amount of interest and maturity date for each of the debentures.

Comment #48

Business, page 35

Background, page 35

48.
Please expand your disclosure of the merger to provide the reasons for the merger with Thomas Pharmaceuticals NY. Please also briefly describe the business of Thomas Pharmaceuticals NY, who founded the company and the importance of the merger to the business of Thomas Pharmaceuticals.

Response to Comment #48

The prospectus has been revised to expand our disclosure of the merger to provide the reasons for the merger with Thomas Pharmaceuticals NY, the business of Thomas Pharmaceuticals NY, the founder of the Company and the importance of the merger to the business of Thomas Pharmaceuticals.

Comment #49

49.
Please provide a more complete description of the Stock Purchase Agreement. How will the Distribution affect the Stock Purchase Agreement? Will Thomas Acquisition purchase all the outstanding shares of Thomas Pharmaceuticals after the Distribution? Please provide a description of Thomas Acquisition. Is Thomas Acquisition a private or public company? Who are its stockholders and what is the company’s line of business? Why are you seeking to complete the Distribution if Thomas Acquisition will purchase the outstanding shares of Thomas Pharmaceuticals after the Distribution?

Response to Comment #49

The prospectus has been revised to provide a more complete description of the Stock Purchase Agreement and how the Distribution will affect the Stock Purchase Agreement.  The prospectus has also been revised to provide a description of Thomas Acquisition.

Comment #50

50.
Please name the investor who purchased the debentures from Thomas Acquisition that are convertible into Class A Common Stock of Thomas Pharmaceuticals and Series B Convertible Preferred Stock of Thomas Pharmaceuticals.

Response to Comment #50

The prospectus has been revised to name Biobridge LLC as the investor who purchased the debentures from Thomas Acquisition that are convertible into Class A Common Stock of Thomas Pharmaceuticals and Series B Convertible Preferred Stock of Thomas Pharmaceuticals.

Comment #51

Company Strategy, page 37

51.	Please explain why your partnership approach is “unique in the industry” and why other companies in your industry have not adopted this approach.

Response to Comment #51

The prospectus has been revised to delete the sentence that our partnership approach is “unique in the industry.”

Comment #52

Marketing and Sales, page 40

52.
Please name the independent, experienced national sales manager with whom you have a contract. Please also describe the material terms of the contract, including each party’s obligations, material payments due or payable and the term and termination provisions. Please file the agreement as an exhibit to the registration statement.

Response to Comment #52

The prospectus has been revised to describe our agreement with P2B Inc.  The agreement has been filed as Exhibit 10.22 to the Registration Statement.

Comment #53

53.	Please name the Canadian distributor with whom you have recently established a relationship.

Response to Comment #53

The Company has not entered into a distributorship agreement as planned in Canada.  The prospectus has been revised to delete this reference.

Comment #54

54.
We note from your disclosure on page 12 that you currently do not have long-term sale or supply agreements with any of your retail distributors. To the extent you have any oral agreements or understandings with these distributors, please expand your disclosure to describe the terms of those agreements.

Response to Comment #54

The prospectus has been revised to expand our disclosure to describe the terms of the arrangements with our distributors.

Comment #55

Competition, page 41

55.
Please expand your disclosure to identify your key competitors and the key products with which you compete. Please also explain where your company and product stand in terms of market position in relation to these key competitors and key products.

Response to Comment #55

The prospectus has been revised to expand our disclosure to identify our key competitors and the key products with which we compete.   The prospectus has been revised to explain where our Company and product stands in terms of market position in relation to these key competitors and key products.

Comment #56

Principal Stockholders, page 53

56.
Since Mr. Mahoney is a controlling stockholder of iVoice, it appears that he may be considered a beneficial owner of the shares held by iVoice. Please include him as a beneficial owner or provide us your analysis as to why you believe he is not.

Response to Comment #56

Jerry R. Mahoney, as the sole officer of iVoice, Inc. has the authority to vote portfolio securities owned by iVoice, Inc., such as shares of Thomas Pharmaceuticals owned by iVoice, Inc.  However, Mr. Mahoney votes these portfolio securities as directed by the Board of Directors of iVoice.   Mr. Mahoney and Mr. Esser are directors of iVoice, Inc. and the approval of both Mr. Mahoney and Mr. Esser is required for any voting decision.  Accordingly, as neither Mr. Mahoney nor Mr. Esser can independently make any voting decision, we believe that neither is a beneficial owner of the Thomas Pharmaceuticals securities owned by iVoice, Inc.

Comment #57

57.	Please disclose the natural persons who have voting and investment control over the shares beneficially owned by BioBridge LLC.

Response to Comment #57

The prospectus has been revised to disclose the natural person who has voting and investment control over the shares beneficially owned by BioBridge LLC.

Comment #58

The Distribution, page 57

58.
We note your statement that “We currently anticipate that the Distribution will be effected near the effective date of the registration statement.” Since you are registering the Distribution, it must be effected after the registration statement is declared effective. Please revise your disclosure accordingly.

Response to Comment #58

The prospectus has been revised throughout to state that “We currently anticipate that the Distribution will be effected near the effective date of the registration statement.”

Comment #59

Statement of Changes in Stockholders’ Deficit, page F-5

59.
You state on page 4 and elsewhere throughout the filing that a “733,602-for-one” stock split “was accomplished” by means of a stock dividend; however, it does not appear that you have retroactively adjusted your financial statements and related notes and other disclosure to present the effects of this split. Please clarify or revise the financial statements and related disclosure accordingly.

Response to Comment #59

The financial statements are presented on the legal entity basis and do not include the retroactive adjustment for the stock split due to uncertainty as to the amount and as to the timing of the effectiveness. The stock split will occur immediately prior to the effective date of the registration statement.

Comment #60

Notes to Consolidated Financial Statements

Note 1- Organization and Basis of Presentation, page F-8

60.
Please revise your disclosure to provide information regarding the nature of your financial statements in the context of SAB Topic 1.B.1. Specifically, please disclose management’s basis for preparing the stand-alone financial statements of Thomas Pharmaceuticals, Ltd., including what expenses are directly applicable to Thomas’ operating history versus those estimated by management. Please also tell us and disclose why Thomas is not subject to federal income taxes; that is, clarify whether iVoice will retain sufficient ownership in Thomas to continue including Thomas in its federal tax returns.

Response to Comment #60

The prospectus has been revised to disclose the basis for the financial statements of Thomas Pharmaceuticals per SAB Topic 1.B.1 and to amend the disclosure of the tax accounting policy.

Comment #61

Note 2- Summary of Significant Accounting Policies, page F-8

Revenue and Cost Recognition, page F-9

61.
Please expand your revenue recognition policy disclosure both herein and in your Management’s Discussion and Analysis to clarify how you determine a sale is complete and what triggers you to then recognize the related revenue. That is, please correlate your discussion of your revenue recognition policy to your statement under “Accounts Receivable” that appears to indicate your customers do not have to render payment upon taking product from you. Refer to the applicable authoritative accounting literature under U.S. GAAP, for example, SAB No. 104, Topic 13A.l.

Response to Comment #61

The prospectus has been revised to amend the disclosure of the revenue accounting policy.

Comment #62

Product Returns, page F-9

62.
Please tell us how you determined that you comply with paragraph 6f. of SFAS No. 48 given your limited operating history and fully disclose your accounting policy with respect to product returns pursuant to SFAS No. 48, as well as the amount of any sales returns provision you have offset against revenue for the financial statement periods presented. Additionally, please tell us how you determined that you can reasonably estimate sales returns, as your “open return policy for unsold product” appears to indicate that your customers may return product at any time for any reason. Refer to paragraph 8 b. of SFAS No. 48. Revise your related Management’s Discussion and Analysis disclosure accordingly.

Response to Comment #62

The prospectus has been revised to amend the disclosure of the product returns accounting policy on page F-9 and throughout the remaining document.

Comment #63

Provision for Bad Debt, page F-9

63.
Please tell us how your provision for product returns, which presumably offsets your revenue, is sufficient to protect against losses related to unpaid accounts receivable. Specifically, tell us how management determines that your accounts receivable balance is fairly stated and how your policy complies with U.S. GAAP, which prescribes the allowance method for assessing doubtful accounts. Revise your related Management’s Discussion and Analysis disclosure accordingly.

Response to Comment #63

The prospectus has been revised to add additional language to the accounts receivable accounting policy.  Management feels that since the provision for product returns also reduces the balance of accounts receivable, that the provision is adequate protection against their losses.

Comment #64

Note 3 — Intangible Assets, page F-l3

64.
Disclose what triggered the impairment. It does not appear that intangible assets were amortized as only accumulated impairment is presented. Clarify the amount of amortization separate from the impairment or revise the financial statements as necessary.

Response to Comment #64

The prospectus has been revised to amend the disclosure to change the impairment to amortization of the intangible assets as suggested as the Company has determined that there was no further impairment required at 12/31/06.

Comment #65

Note 4- Notes Payable/Convertible Debentures. rage F- 13

65.
Please revise your disclosure to clarify how you calculated the beneficial conversion feature related to your three convertible debenture issues. Refer to EITF No. 98-5 and other related authoritative literature, as applicable.

Response to Comment #65

The prospectus has been revised to amend the disclosure for the calculation of the beneficial conversion.

Comment #66

Note 5-Derivative Liability, page F-14

66.
Please revise your disclosure to clarify how you determined that the aggregate beneficial conversion feature associated with the three iVoice convertible debenture issues represents a derivative liability under SFAS No. 133 and EITF No. 00-19, as one cannot ascertain how you came to your conclusion based on the disclosure herein and in Note 4.

Response to Comment #66

The prospectus has been revised to amend the disclosure for the determination of the need for the derivative liability.

Comment #67

67.	Please justify your assumption of 5% for volatility as this level of volatility is very low.

Response to Comment #67

The prospectus and financial statements have been revised to change the assumptions of the volatility that can be expected for these securities.  Three Companies, which have a similar investor community, were used to model the historical volatility of their stock prices.  The historical volatility of one of these companies was then used to re-compute the fair value of the derivative liability of the iVoice debentures.

Comment #68

Note 9- Acquisitions and Mergers, page F-17

68.
Please address the following comments regarding your January 6, 2006 acquisition of Thomas NY. Please also revise your current disclosure accordingly and reference the authoritative literature under U.S. GAAP in each instance that supports your treatment.

•
It appears that you have accounted for the transaction as a reverse acquisition with Thomas NJ (Thomas Pharmaceuticals, Ltd.) being the legal acquirer and non-operating shell company. Please disclose how you determined the accounting acquirer pursuant to paragraph 17 of SFAS No. 141, which you reference in the notes to the pro forma financial statements beginning on page F-22. To that end, it is thus unclear why you have eliminated the equity of Thomas NY. Please clarify or revise accordingly.

•
The merger of a private operating company into a public shell corporation is a capital transaction in substance. Accordingly, no intangible assets should be recognized. Please revise the financial statements as necessary. Disclose how you determine the cost of the acquisition and how the purchase price is allocated.

Response to Comment #68

The prospectus has been revised to add the discussion of the grounds for determining the accounting acquirer and for the method of recording the acquisition. Thomas NY in not considered to be the accounting acquirer and as such, there was no restatement of the financial statements required.  The merger has been accounted for under the purchase method of accounting and the Company is considered the acquiring entity by virtue that they are the issuer of the stock and that they have continuing control of the Company voting stock.

If you have any questions or require any supplemental information after reviewing our responses contained in this letter and the Registration Statement Amendment, please do not hesitate to contact the undersigned at 609-452-6000.

Very truly yours,

/s/ Barbara J. Comly
Barbara J. Comly

cc:           John E. Lucas, President and Chief Executive Officer